Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

October 12, 2012

Mr. Jeffrey Riedler Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Aquasition Corp. Amendment No. 2 to Registration Statement on Form F-1 Filed August 31, 2012 File No. 333-180571

Dear Mr. Riedler:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide response to the comment issued in a letter dated September 13, 2012 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Form F-1.

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Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Mr. Jeffrey Riedler October 12, 2012 Page 2

Form F-1 Filed August 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

1.	We acknowledge your response to our comment one and the revisions to your financial statements. Please have your independent auditor reissue the date of their audit report to cover the revisions made to your financial statements.

COMPANY RESPONSE: The Company believes, after reading the guidance in section M of Topic 1 of the Staff Accounting Bulletin, that the revisions were not material to the Company’s overall financial statements. Further, the Company believes that an investor would not be swayed in his or her investment decision by the changes made because:

•	The revision had no impact on the net assets of the Company;

•	The revision had no impact on the net income of the Company;

•	The revision had no impact on the cash flows of the Company; and

•	The revision had no impact on the Company’s anticipated net proceeds of the offering.

Therefore, the Company does not believe that having the auditor reissue the date of their audit report is required.

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Mr. Jeffrey Riedler October 12, 2012 Page 3

The Company has authorized me to acknowledge on its behalf that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP